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Sconi Boys

Cannabis Business

2719 S 108th Street
Milwaukee, WI 53227
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Early Investor Bonus: The investment multiple is increased to 2× for the next $40,000 invested.
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THE PITCH
Sconi Boys is seeking investment to continue our growth and success as a hemp (and later a marijuana) brand.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Sconi Boys is offering perks to investors. You earn the most valuable perk available based on your total investm e
not also receive the perks of lesser value, unless specified below.

Sconi Boys Products Invest $200 or more to qualify. 10 of 10 remaining

Invest and get a free Sconi Boys products

Swag Invest $500 or more to qualify. 10 of 10 remaining

If you invest with Sconi Boys you will receive company swag (hat)

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$30,000

Projected Monthly Revenue

$74

Average Ticket Size

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OUR MISSION

Sconi Boys strives to make high-quality products while being socially responsible, honest, and transparent. Wo
improve not only the lives of individuals, but our communities.

Advocacy surrounding impactful, solutions- based, educational approaches to holistic healing.

Embracing complete transparency with our customers, suppliers, and partners.

Using extensive research, innovation, and new technologies to provide products with real benefts

Acting intentionally & with empathy, giving our customers not only products but support, guidance, and unders

Going above and beyond industry standards; all child-resistant packing, even though it's not required,

Practicing environmental stewardship with a goal of 100% earth-friendly packaging & practices

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INTENDED USE OF FUNDS

Currently our demand is greater than our supply. Funds will be used to expand our current offerings as quickly
market and increase brand reach, while simultaneously preparing for marijuana legalization in the coming year.
goal is upon legalization: large cannabis dispensary with four brands (Sconi Boys & three other self-created bra
education, indoor-cultivation and bakery space.

Hiring Support Staff

Purchasing raw materials as well as retail ready displays for our distribution channels

Manufacturing & Storage space

Automated machinery

Marketing channels - metaverse, social, influencers, and other creative solutions

Community presence. (trade shows, events)

Legalization Preparations

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10/20/20

Opened

With just a few vape carts and a dream, Sconi Boys is created. We begin selling products to several vape stores

12/21/20

Incorporated

laws, public support for Cannabis in Wisconsin increased, as reflected in the 2018 election and continued to inc
municipalities, including Appleton and Milwaukee County, have significantly lowered fines for cannabis posses
took it one step further by decriminalizing cannabis possession. In 2019, Governor Evers, attempted to legalize
proposal, but Republicans took such provisions out of the final bill. Moving into 2022, however, there are curre
Republican bill to legalize marijuana. They are expected to pass.

Wisconsin residents overwhelmingly supported more than a dozen non-binding advisory questions regarding t
Wisconsin
Should Wisconsin go the same route as Michigan for legalization, with an expected sales increase of 150%, Wis
million in just a few short years.
In 2020 marijuana sales were over $17.5 billion.
The expected sales for marijuana in 2030 is estimated to be over $100 billion
Only 24% of cannabis demand is met by legal sources, indicating a high unmet need for marijuana in states wh
Major cannabis players continue to open more locations, specifically on the West and East coasts.
Opportunity in Wisconsin remains huge for both hemp and marijuana.
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SCONI BOYS PITCH DECK
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Legislative support for marijuana in WI increasingly bipartisan

With Republicans' recent bill to legalize medical marijuana, residents should consider drug's benefits, harms be

Reviews For Sconi Boys

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Real People. Real Customer Reviews

Reviews

Youtube review. Sconi Boys Flower

The Whatever Guy gives You THC-O Indoor CBD Lifter From Sconi Boys!

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States, from Hollywood working in the early days of internet marketing, to large ad agencies in the Midwest, a
Wisconsin Universities.

Ben transitioned into Cannabis four year ago, learning the trade and working with some of the legendary OGs,
nations. At Sconi Boys, Ben is the face of the company. Well-connected in the raw material side of the cannabi
does most of the sourcing, team lead, and leader of research and development of Sconi Boys products. He gra
with an emphasis in online marketing.

Jake
Co-Founder

Jake brings vast Cannabis and engineering experience to his role at Sconi Boys. With over six years in the cann
Medical Cannabis Greenhouse Operator for an established dispensary out of Sacramento. Jake was responsib
directing activities of greenhouse staff. Using the specialty grow and complex aeroponics method, Jake also cu
produced the cleanest cannabis plants available. Jake graduated from North Dakota State University Minot wit
Engineering. At Sconi Boys Jake is responsible for general operations, improved engineering practices, and ma
Jake will transition into greenhouse management and oversight.

Lisa Cwikla
Consultant

Lisa is a consulting partner for Sconi Boys. Lisa is a Psychiatric Nurse Practitioner who is passionate about holis
APNP Board Certificate with a Psychiatric Mental Health Nurse Practitioner License from Wisconsin. Lisa atten
where she concentrated on molecular biology. She finished her advanced degree at Alverno College in Milwau
Waukesha, and lake county. Lisa specializes in substance abuse, detox, and rehabilitation. She has since expand
psychopharmacology and ketamine.

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Q&A
Why are you raising capital and why is now a good time?

With signs indicating that legalization will happen very soon, Wisconsin is poised to compare in sales with the
other mid-west states. Wisconsin is still working on legalization, but the estimates promise stellar growth. By g
increasing brand recognition and loyalty, we will already have a large customer base when legalization does co

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Raw Materials $10,000
Packaging / Shipping $7,000

Operating Profit $286,800 $320,970 $346,817 $366,082 $377,460

This information is provided by Sconi Boys. Mainvest never predicts or projects performance, and has not revie

Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Sconi Boys Business Plan.pdf

Investment Round Status

Target Raise $30,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends May 16th, 2022

Summary of Terms

Legal Business Name Amber Kendall Consultants LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $40,000 invested

2×

Investment Multiple 1.7×

Business's Revenue Share 1.4%-11.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1st, 2030

Financial Condition

No operating history

Sconi Boys was established in [2020, October]. Accordingly, there are limited financial statements and informa
evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Sconi Boys's fundraising. However, Sconi B
from alternate sources at a later date.

Other outstanding debt or equity

As of October 2022, Sconi Boys has debt of $0 outstanding

Historical milestones

achieve the increase in sales projected in figure 1 above. Between 2022 and 2023,

operating expenses will increase by 16.25% and 6.8% between 2023 and 2024.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you
Note is not like that at all. The ability of Sconi Boys to make the payments you expect, and ultimately to give yo
number of factors, including many beyond our control.

Limited Services

Sconi Boys operates with a very limited scope, offering only particular services to potential clients, making the
preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these cor
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new en
competes with many other businesses, both large and small, on the basis of quality, price, location, and custom
preference away from Sconi Boys's core business or the inability to compete successfully against the with othe
Sconi Boys's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Sconi Boys's management or vote on and/or influer
regarding Sconi Boys. Furthermore, if the founders or other key personnel of Sconi Boys were to leave Sconi B
Boys (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable e
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large
Sconi Boys and the key persons will have no control. Changes in assumptions or their underlying facts could si
extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes
assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Scon
therefore has no operating history from which forecasts could be projected with.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Sconi Boy[...]
same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds o[...]
offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annua[...]
audited by an independent accounting firm). Although Title III does require extensive information, it is possible[...]
decision if you had more information.

Lack of Ongoing Information

Sconi Boys will be required to provide some information to investors for at least 12 months following the offerin[...]
more limited than the information that would be required of a publicly-reporting company; and Sconi Boys is al[...]
information in certain circumstances.

Uninsured Losses

Although Sconi Boys carries some insurance, Sconi Boys may not carry enough insurance to protect against all[...]
there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost.[...]
uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consum[...]
antitrust laws, and health care laws, could negatively affect Sconi Boys's financial performance or ability to cor[...]
additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Sconi Boys's management will coincide: you both want Sconi [...]
However, your interests might be in conflict in other important areas, including these: You might want Sconi Bo[...]
they are best equipped to repay the Note obligations, while Sconi Boys might prefer to spend aggressively to i[...]
to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Sconi Boys needs more capital in the future and takes on additional debt or other sources of financing, the ne[...]
superior to yours. For example, they might have the right to be paid before you are, to receive larger distributio[...]
management, or otherwise.

Because your payments are based on the revenue of Sconi Boys, and the revenue of Sconi Boys can go up or d
unpredictably, it is impossible to predict how much you will receive and when. And because the payments are
return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity

Subordination

The Notes shall be subordinated to all indebtedness of Sconi Boys to banks, commercial finance lenders, leasin
institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, b
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that
that the representative will do things you believe are wrong or misguided. If an event of default has occurred a
appointed, all of the representative's reasonable expenses must be paid before any further payments are made

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue ope
to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Sconi Boys is a newly established entity and has no history for prospective investors to consider.

This information is provided by Sconi Boys. Mainvest never predicts or projects performance, and has not revie
additional information, review the official Form C filing with the Securities and Exchange Commission on the E
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Sconi Boys isn't accepting investments right now, but is trying to get a sense of how they should structure thei
any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you h
All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if
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